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ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF
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HONG KONG
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MANNHEIN
MENLO PARK
MUNICH
NEW YORK
PARIS
[redacted]RANCISCO
PORE
ITO
NGTON, D.C.

September 30, 2003

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

AGF
Information Pursuant to Rule 12g3-2(b)
File No. 82-4517

Dear Sir or Madam,

On behalf of Assurances Générales de France ("AGF") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find (i) a press release dated September 24, 2003, announcing AGF Group appointments and target organization; and (ii) a press release dated September 24, 2003, announcing AGF's first half 2003 results.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Sami L. Toutounji

Sami L. Toutounji

Enclosure
cc: Jean-Michel Mangeot
Assurances Générales de France

dlw 10/2

Paris, 24 September 2003

PRESS RELEASE

AGF Group appointments and AGF Group target organisation

Jean-François Debrois, Managing Director of AGF, has decided to retire, effective 31 March 2004, after 35 years of service in the AGF Group. He will retire from the Executive Committee as of 1 October 2003, and will take on the position of **Advisor to the CEO**.

As a result, from 1 October 2003, AGF Group Executive Committee will be composed of the following members, with Jean-Philippe Thierry serving as Chairman:
- **Laurent Mignon**, Managing Director;
- **François Thomazeau**, Managing Director;
- **Jean-François Lequoy**, Chief Financial Officer.

The AGF Group's target organisation will also evolve, in the following manner.

A/ Property and casualty insurance activities are temporarily placed under the direct responsibility of **Jean-Philippe Thierry**, pending the appointment of a new senior manager.

The following members of the General Management Committee will report to Mr Thierry:

1. For the **General Agents** network:
   - **Gérard Bonnet,** in charge of **Claims**;
   - **Patrick Dixneuf**, in charge of **Individual Insurance** and **Information Systems**;
   - **Guilhem Ducouret**, in charge of **Management control**;
   - **Daniel Fortuit**, in charge of **Corporate Insurance**, in addition to his **Reinsurance** responsibilities;
   - **Nicolas Schimel**, in charge of the **Agents Network**.

2. For **Brokerage**:
   - **Jean-François Allard**, in charge of **Local Brokerage**;
   - **Michaël Hörr**, in charge of **Global Brokerage** and **Financial Insurance**.

3. For **Partnerships and New Distribution Channels**, **Jean-Claude Chollet,** assisted by **Jean-Marc Paroissien**, in charge of **Assurances Fédérales IARD** and **Calypso**.

B/ Life and Financial Services activities will now report to Laurent Mignon.
The following members of the General Management Committee will report to Mr Mignon:

- **Géraud Brac de La Perrière**, in charge of **Asset Management** activities (AGF AM, AAAM);
- **Michel Campeanu**, in charge of **Banque AGF**, with **Gilles Pellegrino** in charge of the bank's capital markets business;
- **Bertrand Letamendia**, in charge of the Group's **property** investments;
- **Laurie Maillard**, in charge of **Individual Life** activities, with responsibility for organising the separation of:
  - Management of the **life insurance line of business;**
  - **Salaried Sales Representatives** (Assurfinance and Généractif), reporting to **Gilles-Emmanuel Bernard** (member of the General Management Committee);
  - and activities devoted to life brokerage.

  Once Laurie Maillard has completed this assignment, she will be appointed to another position within the Group;
- **Philippe Toussaint**, in charge of:
  - **Life Partnerships** (Arcalis), managed by Patrice Pinel (member of the General Management Committee),
  - the sales and marketing activities of **Life Brokerage**, managed by **Jean-Pierre Bernard**;
  - oversight responsibilities vis-à-vis **Dresdner Gestion Privée**, which reports to **Yan Guez**.

Also reporting to Laurent Mignon are
- **Philippe-Michel Labrosse**, in charge of **W Finance**.
- **Murielle Lemoine**, in charge of **Management control and Strategic Marketing** in the new Life and Financial Services area.

C/ Health and Group insurance, managed by **Gilles Johanet**, member of the General Management Committee, will report to the CEO. The following members of the General Management Committee will also report to Mr Johanet:
- **Patrick Mortagne**, in charge of **Individual Health**;
- **Jean-Claude Chaboseau**, in charge of **Group Insurance**.

Marianne Binst, in charge of **Santéclair**, will also report to **Mr Johanet**.

D/ Laurent Mignon will have supervising responsibilities vis-à-vis the Group's credit insurance business (Euler Hermes Group). **Jean Lanier** will be **Chairman of the Management Board** of Euler Hermes and a member of the General Management Committee of AGF until 1 June 2004, when **Clemens von Weichs** will succeed him. Also at that time, **Jean-Marc Pillu,** member of the Euler Hermes Management Board, will become **Managing Director. Jean-Philippe Thierry** is the Chairman of the Supervisory Board of Euler Hermès.

E/ François Thomazeau will be responsible for International activities, Assistance and Group Functions.

The following members of the General Management Committee will report to Mr Thomazeau:

1. For International activities:
- **Jean-Charles Freimüller**, Chairman and CEO of **AGF Allianz South America**;
- **Henri van Lent**, Chairman of the Management Board of **Allianz Nederland**;
- **Louis de Montferrand**, Chairman of the Management Committee of **AGF Belgium**;
- **Hugues de Roquette Buisson**, in charge of **Africa and the Middle East**;

- **Vicente Tardio**, Director Delegate and CEO of Allianz Seguros.

2. For Assistance, **Alain Demissy**, Chairman of the Executive Committee of the **Mondial Assistance Group**,

3. For Group Functions,
- **Jean-François Bruno**, in charge of **Legal Affairs**;
- **Monique Chezalviel**, in charge of **Human Resources**;
- **Daniel Fortuit,** in charge of **Reinsurance**, in addition to his responsibilities in **Corporate Insurance** for the General Agents network;

Also reporting to François Thomazeau is **Marie-Hélène Moitier**, in charge of **Administrative Services**.

F/ Jean-François Lequoy joins the Executive Committee as Chief Financial Officer.

The following members of the General Management Committee will report to Mr Lequoy:

- **Richard Bonfils**, in charge of **Accounting**;
- **Alain Burtin**, in charge of **Management Control** and **Risk Management**;
- **Xavier Lehman**, in charge of **Insurance Investments** (ALM and financial accounting).

Also reporting to Mr Lequoy are:
- **Emmanuel Gorlier**, in charge of **Taxation**;
- **David Horvat**, in charge of redesigning the **financial information system**
- **Fanny Pallincourt**, in charge of **Corporate Finance** (financing and M&A).

Lastly, **Christophe Bavière**, in charge of **AGF Private Equity**, will report to Xavier Lehman.

G/ The following Corporate functions will report directly to the CEO:

- The **Office of the General Secretary and Legal Protection**, under the responsibility of **Jean-Michel Mangeot** (member of the General Management Committee);
- **Auditing**, under the direction of **Hervé Gloaguen**;
- **Communication**, under the direction of **Florence Veilex**;
- **Jean-Claude Chollet**, Chairman of the Property & Casualty Insurance Commission at the FFSA, the French insurance industry body, also in charge **Non-life Partnerships** and Group **Purchasing**.

Lastly, **Paul-Camille Bentz,** in charge of AGF Informatique and a member of the General Management Committee, is under the authority of the Executive Committee and reports particularly to **François Thomazeau**.

***

In the context of this target organisation, the following individuals will join the **General Management Committee** as of **1 October 2003**:
- **Gérard Bonnet** (Claims – General Agents)
- **Alain Burtin** (Management Control and Risk Management)
- **Michel Campeanu** (Banque AGF)
- **Patrick Dixneuf** (Individual Insurance and Information Systems – General Agents)
- **Gilles Johanet** (Health and Group Insurance)

The General Management Committee is therefore now composed of the following members:

- The Executive Committee,

- Jean-François Debrois;
- Jean-Claude Chollet;
- Jean-François Allard;
- Paul-Camille Bentz;
- Gilles-Emmanuel Bernard;
- Richard Bonfils;
- Gérard Bonnet;
- Géraud Brac de la Perrière;
- Jean-François Bruno;
- Alain Burtin;
- Michel Campeanu;
- Jean-Claude Chaboseau;
- Monique Chezalviel;
- Alain Demissy;
- Patrick Dixneuf;
- Guilhem Ducouret;
- Daniel Fortuit;
- Jean-Charles Freimüller;
- Michaël Hörr;
- Gilles Johanet;
- Jean Lanier;
- Jacques Lebhar;
- Xavier Lehman;
- Bertrand Letamendia;
- Henri van Lent;
- Laurie Maillard;
- Jean-Michel Mangeot;
- Louis de Montferrand;
- Patrick Mortagne;
- Hugues de Roquette Buisson;
- Nicolas Schimel;
- Vincente Tardio;
- Philippe Toussaint.

Jean-François Debrois

Jean-François Debrois, 59, joined the AGF Group in 1968. From 1972 to 1979 he served as Director of IT systems analysis, then as Sales Director of the AGF Vie network from 1979 to 1983. From 1984 to 1993, he was Director of Life activities, then of both Life and Health businesses in 1994. Mr Debrois was named Deputy Managing Director in 1987. Since 1994, he has been a Managing Director of the Group and a member of the Executive Committee, with responsibility for:

- Life and Health and individual Non-life insurance (1994-98);
- Life and Health for the entire AGF Group following the combination of AGF, Allianz France and PFA (since 1998).

Jean-François Debrois holds degrees from the Ecole Polytechnique and the Institute of French Actuaries.

Laurent Mignon

Laurent Mignon, 40, began his career as a trader before heading interest rate and currency option activities at Banque Indosuez (1986-90). Associate Director of Financière Indosuez from 1990 until 1995, he was then Assistant Director in charge of mergers and acquisitions of French financial institutions for Schroders Bank in London in 1996. He then joined the AGF Group in 1997 as Director of Finance. In 1998 he was appointed to the Executive Committee and was named Deputy Managing Director in 2001.

Until now, Mr Mignon has been in charge of financial services, asset management, banking activities, property, corporate finance and credit insurance.

Laurent Mignon is a graduate of HEC and the Stanford Executive Programme.

François Thomazeau

François Thomazeau, 54, began his career as an auditor at the Cour des Comptes (the French National Audit Office) from 1977 to 1981. He then joined the Caisse Nationale de Crédit Agricole, where, from 1981 until 1987, he first headed the organisation and management control department, then the IT division. In 1987, he became director of finance and administration at Aérospatiale, then Deputy Managing Director of the group, before accepting a position as Deputy Managing Director at Air France in 1991.

After serving as Managing Director at UAP Assistance (1994-95), Mr Thomazeau was Managing Director then CEO of Athéna Finance. At the same time, he was CEO of Athéna Immobilier within Athena Assurances, before joining the AGF Group in 1998 as a member of the Executive Committee in charge of human resources and administrative services. Since 2001, he has been Deputy Managing Director, adding legal affairs, international operations and reinsurance to his areas of responsibility.

Senior Auditor at the Cour des Comptes, François Thomazeau studied at HEC and ENA, and also holds a master's degree in economics.

Jean-François Lequoy

Jean-François Lequoy, 42, began his career as an insurance company auditor at the insurance department of the Ministry of Finance and Budgeting (1986-91). Associate director of the insurance department of Compagnie de Suez from 1991 to 1994, he then became Managing Director of the insurance brokerage group J&H Marsh & McLennan, where he served at Faugère & Jutheau, then at Cecar & Jutheau from 1994 until 1998. He was then Managing Director and a member of the Board of Directors of La Mondiale Partenaire (formerly La Hénin Vie) from 1998 until 2001.

Mr Lequoy is a graduate of the Ecole Polytechnique (insurance auditing branch), of the Ecole Nationale de la Statistique et de l'Administration Economique (ENSAE) and of the Institute of French Actuaries. He has been Director of Finance of the AGF Group since 2001.

Until now, Mr Lequoy has been in charge of the accounting, strategy and management control and taxation departments.

Gérard Bonnet

Gérard Bonnet, 51, began his career as a legal advisor at MAAF, then held the position of Claims Manager from 1978 until 1991, before becoming Non-life Claims Manager at PFA, a position held from 1992 . Mr Bonnet joined AGF in 1999 as Regional Director of AGF Assurances, based in Lyons. Earlier this year, he was named AGF's Director of Claims. Mr Bonnet holds a master's degree in private law and a DEA in criminality.

Alain Burtin

Alain Burtin, 42, began his career at EDF as an engineer and researcher (1983-84). At AGF since 1985 he took responsibility for the pensions department, then for development at AGF Collectives. In 1996, he was named Director of Strategy in the Finance department. Since 1998 he has been Director of Management Control and Risk Management in the Finance department.
Alain Burtin is a graduate of the *Ecole des Mines* of Paris, holds a degree from the Centre for Advanced Insurance Studies and an actuarial diploma from IAF-CEA.

Michel Campeanu

Michel Campeanu, 47, began his career at AGF in the Assurfinance sales network. From 1995 until 1998, he was in charge of AGF's South Korean subsidiary. Since 1999, he has been CEO of Allianz Life Korea, the Allianz Group's South Korean life insurance subsidiary.

Mr Campeanu is a graduate of the *Institut d'Etudes Politique* of Paris and holds an MBA from the Wharton School of Business.

Patrick Dixneuf

Patrick Dixneuf, 38, began his career as an engineer, then a chief engineer in the Alcatel group before becoming a partner at Goal Technologies in 1991, responsible for technical architecture. In 1997, he joined the BNP Paribas group serving as manager of worldwide technical architecture at Paribas, then as Manager of Operations and information systems at Cortal. Joining AGF in 2000, Mr Dixneuf was initially in charge of architecture and applied technologies before becoming Manager of non-life information systems at AGF Informatique.
Mr Dixneuf holds is a graduate of the *Ecole Polytechnique* and of Paris V University.

Gilles Johanet

Gilles Johanet, 53, magistrate at the Cour des Comptes, has held positions as project manager for issues related to health, disease and pensions for the French prime minister (1983-84) and Director of the Établissement National des Invalides de la Marine (institute for disabled veterans of the French Navy) from 1985 to 1987. He directed the branch of the Caisse Nationale de l'Assurance Maladie (the French national health insurance service) dedicated to salaried workers from 1989 to 1993 and from 1998 to 2002. Mr Johanet is a graduate of ENA.

AGF investor contacts:
Jean-Michel Mangeot 33 (0)1 44 86 21 25
jean-michel.mangeot@agf.fr
Marc de Pontevès 33 (0)1 44 86 20 99
marc.de_ponteves@agf.fr
Vincent Foucart 33 (0)1 44 86 29 28
vincent.foucart@agf.fr

AGF press contacts:
Bérangère Auguste-Dormeuil 33 (0)1 44 86 78 97
augusbe@agf.fr
Anne-Sandrine Cimatti 33 (0)1 44 86 67 45
cimatti@agf.fr
Séverine David 33 (0)1 44 86 38 09
davidse@agf.fr
Agnès Miclo 33 (0)1 44 86 31 62
micloa@agf.fr

Paris, 24 September 2003

PRESS RELEASE

FIRST HALF 2003 RESULTS :
- IMPROVEMENT IN OPERATING PROFITABILITY
- CONSOLIDATED FINANCIAL CONDITION THANKS TO ACTIVE CAPITAL ALLOCATION MANAGEMENT

NET INCOME, GROUP SHARE:
+17% at *491 MN EUROS*

UNDERLYING PROFIT:
+53% at 795 ME

ROE:
16.6% *vs. 4.6%*[1]

OPERATING PROFITABILITY[2]:
***11.8% vs. 9.9%*[1]**

NET ASSET VALUE:
+8.4%*[1] at 6.60 BN EUROS, i.e *38.5 EUROS / SHARE

CONSOLIDATED SOLVENCY MARGIN:
***195% vs. 177%*[1]**

[1] compared with FY 2002
[2] adjusted operating profit as a percentage of allocated capital

For additionnal financial, strategic and institutional information on AGF Group, visit our web site at http://www.agf.fr and click on the British Flag on the right of your screen.

KEY FIGURES

In millions of euros	**30.06.03**	**30.06.02 proforma[1]**	**31.12.02**	**% change vs. 30.06.02**
Total revenues	9 532	8 781	17 121	+8.6%
Premium income	8 691	7 965	15 432	+9.1%
Underlying profit[2]	795	519	498	+53%
Provisions for write-downs[3]	58	277	980	n.s.
Consolidated net income	491	419	268	+17%
Weighted EPS (euros)	2.86	2.47	1.57	+16%
				% change vs. 31.12.02
Net asset value	6 599	6 254[4]	6 092	+8.4%
Operating profitability	11.8%	11.0%[4]	9.9%[5]	+1.9%
ROE	16.6%	13.9%	4.6%	+12%

[1]*H1 2002 results reflect a restatement of 55 mn euros in the provision for unrealised capital loss exposures*
[2]*of insurance companies and banks before tax*
[3]*Provision for lasting impairment in value and provision for unrealised capital loss exposures*
[4]*Released*
[5]*Proforma*

FIRST HALF 2003 HIGHLIGHTS:

The efforts undertaken have begun to pay off both in terms of operating profitability and the Group's financial condition.

- AGF made **significant progress** in the first half of 2003 in improving the profitability of its property and casualty insurance activities. **Underwriting results** in all subsidiaries were **in line** with targets, in particular in **France**, where the combined ratio stood at **103.8%**, and in **Belgium** where results were better than expected (combined ratio of **100.9%**). The **Group's overall combined ratio stood at 102.6%**.

- **Consolidated net income**, group share, totalled **491 mn euros**, representing earnings per share of 2.86 euros, **up 33% compared with H1 2002** (up 16% on a comparable basis, because H1 2002 proforma net income was 419 mn euros vs. the published figure of 364 mn euros, due to a 55 mn euro restatement in the provision for unrealised capital loss exposures).

- Consequently, the Group's **ROE** for the first half of 2003 stood at nearly **16.6%.**

- **Operating profitability was nearly 12%** (11.8%) compared with less than 10% in FY 2002.

- The Group's **net asset value** totalled **6.6 bn euros**, or **38.5 euros per share, up 8.4%** compared with FY 2002.

- As a result of the cautious strategy the Group adopted during the 2002 year-end closing, provisions for lasting impairment in value in H1 2003 were a net write-back of 33 mn euros. This resulted from additional provisions on the one hand and write-backs related to the sale of certain securities on the other. To be conservative, however, the provision for unrealised capital

loss exposures was handled in the same way as at 31.12.02. This led to a provision of 91 mn euros, because the sale of Crédit Lyonnais shares generated an mechanical increase in unrealised capital losses on equities. The total provision for write-downs was therefore limited to only 58 mn euros (vs. 980 mn euros in FY 2002).

- In H1 2003, AGF realised significant capital gains, deriving principally from the sale of its stake in **Crédit Lyonnais**. This capital gain, **904 mn euros**, will not recur in the second half, but will enable the Group to actively manage its equities portfolio. In life insurance, the transaction was accompanied by a 450 mn euro provision to the unallocated profit-sharing reserve, which will be earmarked primarily for the financing of profit-sharing in H2 2003. In property and casualty insurance, underlying profit in the first half was bolstered by non-recurring investment income. Nevertheless, **capital gains attributable to shareholders totalled 266 mn euros (vs. 154 mn euros in H1 2002)** and represented **only 33% of underlying profit**. This percentage was one of the lowest AGF has seen in recent years.

- AGF **actively managed its allocation of capital** in H1 2003. AGF began to **reduce its exposure to banking risks** through its plans to sell Entenial and AGF Belgium Bank. In addition, given too long time to reach a good profitability level, AGF decided to **withdraw from life insurance in South America,** selling its Chilean life insurance subsidiary, and also plans to sell its Brazilian life insurance and asset management subsidiaries. Lastly, having reduced asset allocations to equities and properties, AGF has **reduced its investment risks,** which will in turn enable it to reduce capital allocation. **In total, AGF has freed up around 7% of its allocated capital, or approximately 600 mn euros.**

I CONSOLIDATED RESULTS:

- Underlying profit (before tax, goodwill and exceptionals) of operating companies totalled **795 mn euros, up 53% compared with H1 2002*.**

- **Holding companies** posted an underlying **loss of 101 mn** euros before tax (vs. a positive contribution of 21 mn euros in H1 2002), because there were no capital gains on asset disposals. The negative contribution was **comprised essentially of debt service.**

- **Tax** expense totalled **115 mn euros** (vs. 61 mn euros in H1 2002*), or around **17% of underlying profit including holding companies.**

- **Goodwill amortisation totalled 72 mn euros**, vs. 54 mn euros in H1 2002 because the intangible assets of Hermès were included in goodwill.

- Lastly, the Group posted a **net exceptional expense of 16 mn euros**, vs. a net expense of 6 mn euros in H1 2002.

* proforma

II RESULTS BY ACTIVITY: in H1 2003, the contribution of property and casualty insurance firmed significantly, while the life insurance business also posted an increase in its contribution

II.1 LIFE AND HEALTH INSURANCE

Life and health insurance in France and abroad generated consolidated **premium income** of **3,483 mn euros**, representing 40% of total insurance revenues. It remained relatively stable on a comparable basis.

The **contribution** of life and health insurance in France to AGF's total underlying profit was **303 mn euros**, up nearly 27% compared with H1 2002.

II.1.1 France

Consolidated premium income from life and health insurance totalled **2,512 mn euros, relatively stable** compared with H1 2002.

Life and health insurance in France **contributed 262 mn euros** (vs. 211 mn euros in H1 2002). In life insurance in France, **AGF endeavoured to restore margins while simultaneously lowering the surrender rate of policies in the portfolio. This strategy was once again successful**. In H1 2003, the spread between investment income and returns to policyholders after unallocated profit-sharing provisions widened by 10 basis points to 0.7%. Mathematical reserves on euro-denominated policies rose by more than 2%, largely because the surrender rate declined by 10 basis points to 1.3%. Moreover, the **ratio of costs** to mathematical reserves **declined by nearly 10 basis points** to 0.8%. This was the first tangible manifestation of the cost-cutting strategy.

II.1.2 International

Outside France, **premium income from life and health insurance totalled 971 mn euros, up 2.6%** on comparable basis. Factoring out the impact of fluctuations in South American currencies, premium income declined by 3.5%.

Life and health insurance outside France **totalled 41 mn euros** (vs. 29 mn euros in H1 2002).

In **Belgium**, premium income from life and health insurance recovered substantially in the second quarter, totalling 259 mn euros over all of H1, up 2.6%. Significant provisioning in 2002 made it possible to limit write-down provisions in H1 2003. In this context, **the contribution to underlying profit from life and health insurance totalled 6 mn euros**.

In the **Netherlands**, premium income from life and health insurance remained stable at **340 mn euros, a slight decline of 0.5%,** and the **contribution to underlying profit** was **16 mn euros.**

In **Spain**, premium income from life and health insurance grew briskly in the second quarter to **186 mn euros** (AGF share), representing a rise of 14.4% and leading to a rise in the half-year contribution to **11 mn euros**, vs. 10 mn euros in H1 2002.

In **South America**, premium income from life and health insurance totalled **125 mn euros** (down 5.2% on a comparable basis). **The contribution to underlying profit remained relatively stable at 8 mn euros, vs. 9 mn euros in H1 2002**.

The contribution of **other countries** to underlying profit was **1 mn euros.**

II.2 PROPERTY AND CASUALTY INSURANCE

Consolidated premium income from property and casualty insurance saw further growth, to 4,026 mn euros, a rise of 13.1% **on a comparable basis.** Property and casualty businesses generated 46% of all insurance revenues.

Property and casualty insurance **contributed 369 mn euros** to AGF's underlying profit, vs. 219 mn euros in H1 2002, because operating profitability improved. The **Group's overall combined ratio improved from 109.4% in FY 2002 to 102.6% in H1 2003.**

II.2.1 France

Business performance was positive, as underwriting improvement measures continued to be applied to all portfolios. Premium income from property and casualty insurance totalled **2,434 mn euros, up 13.1%** on a comparable basis. Insurance rates were readjusted, portfolio risk selection tightened and customer loyalty rates were high, particularly in individual risks. These measures were primarily responsible for the reported growth.

The **contribution** of property and casualty insurance in France improved appreciably to **331 mn euros**. Performance was supported by the combined ratio, which declined from 112.2% in FY 2002 to **103.8% in H1 2003,** in line with the target the Group has set for the full year. The decline in the combined ratio came about primarily because the **claims ratio improved by more than 4%**, while the cost ratio dipped below 25% to **24.2%**.

II.2.2 International

Internationally, the Q1 rise in **premium income from property and casualty insurance continued into Q2. The half-year total stood at 1,593 mn euros, up 13.1% on a comparable basis.**

The **contribution** to underlying profit was **38 mn euros.**

The combined ratio of international businesses also moved favourably, declining from **104.5% in FY 2002 to 100.7% in H1 2003.**

In **Belgium**, premium income from property and casualty insurance **rose by 13.1% to 192 mn euros**. Measures to improve underwriting continued to be applied, causing the volume of business in individual risks to decline. This was more than offset, however, by growth in large accounts. Improvement in the combined ratio at 100.9% is sustained by those technical measures combined with a favourable claims experience and an absence of major event in H1. The contribution to underlying profit stood at **3 mn euros.**

In the **Netherlands**, premium income from subsidiaries' property and casualty insurance activities continued to grow smartly in H1, rising **15.6% to 572 mn euros**, fuelled by the implementation of new insurance rates. The combined ratio remained close to **102%** despite a higher frequency of fire insurance claims at SMEs. Owing to additional provisions for lasting impairment in value, the contribution to underlying profit was a **loss of 7 mn euros**.

In **Spain,** premium income from property and casualty insurance advanced by **15.2% to 450 mn euros** (AGF share). The combined ratio continued to improve, falling to **98%**. Conversely, because of realisation of unrealised losses, the contribution to underlying profit in H1 2003 was only **2 mn euros**.

In **South America**, premium income from property and casualty insurance amounted to **264 mn euros** (up **9.2%** on a comparable basis). The contribution to underlying profit was **14 mn euros**. The combined ratio was nearly **104%**.

The contribution of **other countries** to underlying profit was **26 mn euros.**

II.3 CREDIT INSURANCE

Premium income from the subsidiaries of Euler Hermès, AGF's credit insurance arm, totalled **937 mn euros**, up 70.6%. Hermès has been consolidated in AGF's accounts only since 1 July 2002. On a comparable basis, premium income rose modestly (3.3%).

After consolidation adjustments, Euler Hermès' **contribution to underlying profit** (AGF share), before goodwill amortisation, totalled **41 mn euros**, up 17% compared with H1 2002. This performance reflected efforts to enhance underwriting profitability, which reduced the **combined ratio to nearly 84% (vs. 91.4% in 2002).**

II.4 ASSET MANAGEMENT AND BANKING

Underlying profit from banking and financial services advanced substantially to nearly 63 mn euros as Entenial turned in a robust performance, Banque AGF made a positive contribution – more than a year earlier than planned – and revenues from asset management also grew.

III OTHER FINANCIAL ITEMS

After deducting 15,366,139 treasury shares, a net volume of 171,541,653 shares were outstanding on 30 June 2003. On this basis, **weighted earnings per share** (weighted EPS) stood at **2.86 euros. Annualised ROE was 16.6%.**

Realised capital gains

Realised gains in H1 2003, net of impairment provisions, totalled **908 mn euros**. Impairment provisions constituted a net write-back of 33 mn euros. In addition, the methodology applied at the year-end 2002 closing for the determination of the provision for unrealised capital loss exposures was extended, resulting in a new provision of 91 mn euros. As a result, **both provisions for write-downs combined represented a net charge of 58 mn euros**. The **shareholders' portion** of realised capital gains totalled **266 mn euros** of the underlying profit of operating companies and 271 mn euros including holding company results. The shareholders' portion of capital gains, as a percentage of underlying profit, **was very low by historical standards (33%).**

Assets under management, unrealised capital gains

The market value of **assets under management** (excl. unit-linked) was 69.1 bn euros at 30 June 2003. Including unit-linked assets, they totalled **77.2 bn euros**. Declining interest rates gave a boost to **unrealised capital gains**, group share, partially offsetting the reduction caused by realising the gain on Crédit Lyonnais shares. **Between 31 December 2002 and 30 June 2003, the total amount of unrealised capital gains rose from 3.3 bn euros to 3.7 bn euros**. Unrealised gains on properties remained constant. Equity investments carried a net unrealised loss of 1.9 bn euros, following the realisation of the 904 mn euros in capital gains on Crédit Lyonnais. Lastly, unrealised capital gains on bonds rose to 3.5 bn euros as a result of the H1 decline in interest rates.

Net asset value

AGF's **consolidated shareholders' equity** totalled **6.24 bn euros**, vs. 5.97 bn euros at 31 December 2002. **Net asset value** (calculated after the impact of share buybacks) totalled **6.60 bn euros**, or **38.5 euros per share**, vs. 35.5 euros at 31.12.02.

Consolidated solvency margin

The Group's adjusted solvency margin, calculated in accordance with the Code des Assurance (French insurance code, Articles R334-30 to R334-45, decree of 14 March 2002, and Articles A334-4 and A334-5, decree of 16 May 2002) stood at **195% at 30 June 2003, up nearly 20% compared with year-end 2002 (177%).**

IV OUTLOOK

Thanks to efforts to improve operating profitability, a moderate market recovery and a strategy of active management of its equity investments, AGF is now even more confident in its 2003 net income target of 650 mn euros.

Moreover, AGF has decided to continue pursuing its strategic initiatives so as to sustain growth and support performance in 2004. As a result, AGF has recently launched a reorganisation in France with the following objectives:

- **Combine individual life and financial services to better compete with banks,**
- **Create a coherent structure including Health and Group insurance, able to respond to the challenges of a changing sector,**
- **Better separate distribution networks from lines of business managers so as to maintain healthy tension between expansion and profitability,**

all the while simplifying processes and the Group overall.

Through these measures, combined with the recovery efforts that are already ongoing, AGF aims to achieve combined ratios of less than 100% throughout the entire Group in 2004 and to harness cost synergies where possible within the various entities.

File No. 82-4517

H1 2003 CONSOLIDATED NET INCOME, GROUP SHARE

In millions of euros	30.06.03	30.06.02	2002	% change 30.06.03 / 30.06.02
Life insurance (France)	**203**	**167**	**207**	**+22%**
Health insurance (France)	**59**	**44**	**20**	**+34%**
Non-life insurance (France)	**331**	**174**	**3**	**+90%**
Life insurance (International)	**35**	**12**	**-9**	**+192%**
Health insurance (International)	**6**	**17**	**26**	**-65%**
Non-life insurance (International)	**38**	**46**	**76**	**-17%**
Credit insurance	**42**	**35**	**98**	**+20%**
Assistance	**7**	**1**	**13**	**n.s.**
Asset management and banking	**63**	**18**	**50**	**+250%**
Other	**11**	**5**	**25**	**+120%**
Underlying profit of operating companies (insurance and banks)	**795**	**519**	**497**	**+53%**
of which capital gains net of write-downs[1]	**266**	**154**	**88**	**+73%**
Holding companies	**-101**	**21**	**-34**	**n.s.**
Income tax	**-115**	**-61**	**1**	**+88%**
Net income before goodwill and exceptionals	**579**	**479**	**464**	**+21%**
Goodwill amortisation	**-72**	**-54**	**-138**	**+33%**
Net income before exceptionals	**507**	**425**	**326**	**+19%**
Net exceptional items	**-16**	**-6**	**-58**	**n.s.**
Consolidated net income, group share	**491**	**419**	**268**	**+17%**

[1] shareholders' portion

AGF investor contacts:

Jean-Michel Mangeot 33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr

Marc de Pontevès 33 (0)1 44 86 20 99 marc.de_ponteves@agf.fr

Vincent Foucart 33 (0)1 44 86 29 28 vincent.foucart@agf.fr

AGF press contacts:

Bérangère Auguste-Dormeuil 33 (0)1 44 86 78 97 augusbe@agf.fr

Anne-Sandrine Cimatti 33 (0)1 44 86 67 45 cimatti@agf.fr

Séverine David 33 (0)1 44 86 38 09 davidse@agf.fr

Agnès Miclo 33 (0)1 44 86 31 62 micloa@agf.fr

These assessments are, as always, subject to the disclaimer provided below.
Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro-U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g. Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the events on, and following, September 11th 2001.
The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AGs filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.